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                                                              Exhibit (a)(5)(A)

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CONTACTS:
Investor Inquiries                                Media Inquiries
Beth Gurnack / Lin Cummins                        Lin Cummins
(248) 655-2159                                    (248) 435-7112
beth.gurnack@arvinmeritor.com                     linda.cummins@arvinmeritor.com

                           Dan Katcher / Ellen Barry
                           Joele Frank, Wilkinson Brimmer Katcher
                           (212) 355-4449


FOR IMMEDIATE RELEASE


                 ARVINMERITOR ISSUES SUPPLEMENTAL DISCLOSURE TO
                            DANA'S OHIO SHAREHOLDERS

Troy, MI, July 14, 2003 - ArvinMeritor, Inc. (NYSE: ARM) in response to a request from the Division of Securities of the Ohio Department of Commerce today issued the following supplemental disclosure to Ohio shareholders of Dana Corporation (NYSE: DCN) with respect to the status of financing for ArvinMeritor's offer to purchase all outstanding shares of common stock of Dana Corporation for $15.00 net per share in cash.

The following supplemental disclosure was issued by ArvinMeritor:

     As stated in the "Summary Term Sheet" and "Section 12" of the Offer to Purchase, in order to finance the purchase of all outstanding shares of Dana's common stock pursuant to the offer, to refinance certain debt of ArvinMeritor ("the company"), Dana and their subsidiaries, to provide for debt that may need to be redeemed or repurchased and to provide for adequate working capital, ArvinMeritor expects to use a combination of cash on hand and one or more new financings. The new financings are expected to take the form of one or more new credit facilities and private or public placements of debt securities (which may include term and revolving bank debt, accounts receivable securitizations and/or high yield bonds) and may also include other capital raising transactions.

     During a webcast presentation held on July 8, 2003 shortly after publicly announcing the company's intention to commence the offer, Larry D. Yost, ArvinMeritor's Chairman and Chief Executive Officer, indicated in his presentation and in response to a participant question that the details of the new financings had not been determined, but that ArvinMeritor expected that the new financings would be provided by major relationship banks and that, in the company's opinion, financing was not going to be an issue. ArvinMeritor has filed the webcast presentation and transcript on Schedule TO-C, and those materials can be found at the SEC's website at www.sec.gov.



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     ArvinMeritor believes that the company has provided full disclosure with respect to the financing for the offer and related transactions. Nevertheless, the Division of Securities of the Ohio Department of Commerce has requested that ArvinMeritor reiterate the disclosure set forth in the company's filings with the Division and the SEC, and ArvinMeritor hereby confirms, that the company has not yet entered into any agreements, commitments, credit facilities, letters of credit or other financing arrangements with respect to the new financings. Further, as stated in the "Summary Term Sheet," the "Introduction" and "Section 14" of the Offer to Purchase, the offer is contingent upon ArvinMeritor having received proceeds under new financings sufficient, together with cash on hand, to consummate the offer and the proposed merger and to refinance all debt of Dana and ArvinMeritor that is or could be required to be repurchased or becomes, or could be declared, due and payable as a result of the offer or the proposed merger or the financing thereof.

A copy of the supplemental disclosure letter is available at the SEC's website at www.sec.gov, at the company's website at www.arvinmeritor.com or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor's common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company's Web site at: www.ArvinMeritor.com.

The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC's website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.

This press release contains forward-looking statements. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. ArvinMeritor cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the demand for commercial, specialty and light vehicles for which ArvinMeritor supplies products; risks inherent in operating abroad, including foreign currency exchange rates; availability and cost of raw materials; OEM program delays; demand for and market acceptance of new and existing products; successful development of new products; reliance on major OEM customers; labor relations of ArvinMeritor, its customers and suppliers; successful integration of acquired or merged businesses; achievement of the expected annual savings and synergies from past and future business combinations; competitive product and pricing pressures; the amount of ArvinMeritor's debt; the ability of ArvinMeritor to access capital markets; the credit ratings of ArvinMeritor's debt; the outcome of existing and any future legal proceedings, including any litigation with respect to the transaction, environmental or asbestos-related matters; as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in ArvinMeritor's Securities and Exchange Commission filings.